Andrew E. Nagel, Esq. To Call Writer Directly: 212 446-4973 andrew.nagel@kirkland.com	Citigroup Center 153 E 53rd Street New York, New York 10022 212 446-4800 www.kirkland.com	Facsimile: 212 446-4900
April 29, 2009
VIA EDGAR SUBMISSION AND
OVERNIGHT DELIVERY
Securities and Exchange Commission
Office of Mergers and Acquisitions

Attention:	Mr. H. Christopher Owings Assistant Director
100 F Street, N.E.
Washington, D.C. 20549

Re:	Target Corporation
Revised Preliminary Proxy Statement on Schedule 14A Filed April 21, 2009 by Pershing Square, L.P., Pershing Square II, L.P., Pershing Square IV Trade-Co, LP., Pershing Square IV-1 Trade-Co, L.P., Pershing Square International, Ltd., Pershing Square International IV Trade-Co, Ltd., Pershing Square International IV-I, Ltd., Pershing Square Capital Management, L.P., PS Management GP, LLC, Pershing Square GP, LLC Pershing Square Holdings GP, LLC, William A. Ackman, Michael L. Ashner James L. Donald, Ronald J. Gilson, Richard W. Vague, Ali Namvar and Roy J. Katzovicz
File No. 1-06049
Dear Mr. Owings:
     Pershing Square, L.P., Pershing Square II, L.P., Pershing Square International, Ltd., Pershing Square IV Trade-Co, L.P., Pershing Square IV-I Trade-Co, L.P., Pershing Square International IV Trade-Co. Ltd., Pershing Square International IV-I Trade-Co, Ltd., Pershing Square Capital Management, L.P., PS Management GP LLC, Pershing Square GP, LLC, and Pershing Square Holdings GP LLC (collectively, “Pershing Square”), William A. Ackman, Michael L. Ashner, James L. Donald, Ronald J. Gilson, and Richard W. Vague (collectively with Pershing Square, the “Filing Persons”) today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), an Amendment No. 2 (the “Amendment”) to its Preliminary Proxy Statement on Schedule 14A and form of proxy (together, the “Preliminary Proxy Statement”) originally filed with the Commission on April 6, 2009, in connection with the solicitation of proxies by the

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Securities and Exchange Commission
April 29, 2009

Filing Persons with respect to the election of directors at the 2009 Annual Meeting of Shareholders (the “2009 Annual Meeting”) of Target Corporation, a Minnesota corporation (“Target” or the “Company”).
     On behalf of Pershing Square, we are writing to respond to the comments raised in your letter dated April 27, 2009 concerning the Preliminary Proxy Statement. The responses below correspond to the captions and numbers of those comments in your letter (which are reproduced below in bold). For your convenience, we are sending you via overnight mail a copy of this response letter and a copy of the Amendment that has been marked to show changes from the Amendment No. 1 to Preliminary Proxy Statement filed on April 21, 2009.
General
1.	Please refer to comment 13 of our letter dated April 17, 2009. We note that statements apparently made by Mr. Ackman to Investment Dealers Digest were published in an article by Gerelyn Terzo on April 17, 2009. Please file this interview transcript as definitive additional soliciting material.
Response: We note that there was no interview transcript used or made by or on behalf of Mr. Ackman in connection with the Investment Dealers Digest article and therefore, no interview transcript is available. The article represents an independent report by a journalist with no affiliation with Pershing Square. Nonetheless we are sensitive to the Staff’s request and in response to the comment above, Pershing Square has filed all statements by Mr. Ackman that were quoted in the article, as well as other excerpts that may be viewed as favorable to Pershing Square’s campaign, as definitive additional soliciting material pursuant to Rule 14a-12.
Revised Preliminary Proxy Statement on Schedule 14A Filed on April 21, 2009
2.	Please refer to the following excerpt of the Investment Dealers Digest article: “Last year, Ackman unveiled a plan to create a TIP REIT — which would have entailed Target spinning of much of its real estate into a REIT and then leasing the land back from that entity. The TIP REIT was rejected, though Ackman still sees untapped value. ‘If we win, I will have only one seat. I think there continues to be opportunity in Target’s real estate. If the board doesn’t want to look at [a real estate transaction], I’m prepared to accept that. We have no deals with any of our directors on the TIP REIT or otherwise,’ Ackman says.” Please refer to comments 3 and 4 of our letter dated March 20, 2009 and provide further details in your proxy statement concerning the opportunity you see in Target’s real estate..

Securities and Exchange Commission
April 29, 2009

Response: Neither Pershing Square, nor Mr. Ackman nor any of Pershing Square’s other nominees have any specific plans or proposals with respect to Target or its real estate. In response to the comment above, we have expanded the disclosure to further explain Pershing Square’s view on this subject. See page 4 of the Amendment.
Cover Letter
3.	We note you clarify on page 11 that the options you own beneficially have no voting rights. Please make that clarification in the first paragraph of your cover letter as well.
Response: We have revised the cover letter in accordance with the comment above. See footnote (1) on the first page of the cover letter in the Amendment.
4.	We note your response to comment 4 of our letter dated April 17, 2009. Please revise your disclosure to delineate further what you mean by “CEO-level operating experience” in retail, credit cards and real estate by including the explanation that you provided to us in your response letter.
Response: We have revised the disclosure in accordance with the comment above. See footnote (2) on the first page of the cover letter in the Amendment.
5.	Please also provide support for your statement that Target “is one of the largest owners of retail real estate in the country.”
Response: Please see Exhibit A for support for the statement cited above.
6.	Consistent with comment seven of our letter dated April 17, 2009, please revise the reference you make to your 7.8% ownership on page iv by specifying numerically the portion of your ownership held in shares and derivative securities. In this regard, provide support for your statement that you are the largest equity owner of Target. The same comment applies to the definitive additional soliciting materials filed on April 24, 2009 and, in particular, the statement on page 5 that Mr. Ackman, along with Pershing Square, “represent[s] the third largest shareholder with holdings of 7.8% of the company.”
Response: We have revised the disclosure on page iv of the cover letter in accordance with the comment above.

Securities and Exchange Commission
April 29, 2009

Based on the Company’s definitive proxy statement filed on April 21, 2009, Pershing Square is the third largest beneficial owner of the Company’s common stock, behind State Street Bank and Trust Company, which beneficially owns of 8.9% of Target common stock, and Capital Research Global Investors, which beneficially owns of 8.4% of Target common stock (see page 23 of Target’s definitive proxy statement). In response to the comment above, we have also clarified that Pershing Square is the “third largest beneficial owner of the company’s common stock.” See page iv of the cover letter in the Amendment.
Because investors are well accustomed to disclosures of shareholdings being in conformity with the concepts of beneficial ownership under Section 13(d), we believe that the relevant disclosure in the definitive additional solicitation materials filed on April 24, 2009 is adequate. To avoid any potential for confusion, however, Pershing Square will use the term “beneficial ownership” or its equivalents in all future communications when it refers to its aggregate beneficial ownership (however, to the extent Pershing Square characterizes its out-right stock ownership only, we believe the qualifying concept of “beneficial ownership” would not be necessary).
7.	We note your response to comment 3 of our letter dated April 17, 2009. Please revise the following sentence on page iv beginning, “At the upcoming meeting, the company is asking shareholders to vote to reduce the size of the board...,” to clarify that this is the effect of Proposal One based in your interpretation of Target’s restated articles of incorporation, as literally the company is asking shareholders to “determine” that the board shall consist of 12 directors.
Response: We have revised the cover letter in accordance with the comment above. See page iv of the cover letter in the Amendment.
Pershing Square’s Track Record, page 4
8.	We note that you acknowledge at the end of this discussion that stock price performance is a function of a variety of factors, however, you should make this acknowledgement at the outset of this section. Please also specifically state that you cannot know whether you were at all responsible for the creation of value described in any of the transactions you discuss here, particularly because the level of your involvement in the examples you provide varies and there is no way of knowing whether your involvement directly created shareholder value versus the involvement of other investor(s). For example, you indicate that “the value of Wendy’s stock ... nearly doubled during the course of Pershing Square’s

Securities and Exchange Commission
April 29, 2009

involvement with the company,” which implies that you were responsible for such increase when, in fact, there were likely multiple factors, including other shareholders, who were pressing for change at the company and who might have been equally responsible for such increase. Further, please balance out this discussion with a summary of any instances where you were not successful in creating shareholder value. In this regard, we refer you to the response number 6 contained in the letter you provided dated March 24, 2009 in which you acknowledged that “not every Pershing Square investment has yielded a positive return to Pershing Square or to shareholders who held at the same time.”
Response: In response to the comment above, we have expanded the acknowledgement regarding the factors that may affect stock price performance and value creation and moved the acknowledgement to the outset of the relevant section. See page 5 of the Amendment.
In addition, as discussed with the Staff on the phone, we note that the investment cases listed in the proxy statement represent all of the cases relating to retail, consumer or other relevant investments in which Pershing Square has had active involvement with the subject company since the early stage of its investment and Pershing Square’s involvement has come to a conclusion. The one non-retail/consumer investment case presented in the proxy statement, Ceridian Corporation, is the only prior instance where Pershing Square engaged in a proxy contest relating to the election of directors (including hiring outside investment bankers and counsel to pursue strategic initiatives). While Pershing Square has made active investments in addition to those described in the proxy statement where Pershing Square’s involvement has resulted in positive returns for its investors and other shareholders (e.g., Pershing Square’s investment in Plains Resources, Inc., an energy company, and Sizeler Property Investors, Inc., a REIT), Pershing Square believes that it is unnecessary to list these other investment cases in the proxy statement as they do not add meaningful detail to the existing disclosure. We do not believe the absence of the disclosure of these additional investment cases alters the mix of information presented in the proxy statement and we believe that the absence of such disclosure would not have a meaningful impact on shareholders’ assessment of Pershing Square and its investment track record, particularly since they represent additional instances of positive outcomes.

Securities and Exchange Commission
April 29, 2009

While Pershing Square is also actively involved with General Growth Properties, Inc.,1 this investment is still in progress and the impact of Pershing Square’s involvement, whether positive or negative, remains to be seen. In addition, we note that in connection with its investment in Borders Group, Inc. (“Borders”), Pershing Square began as a passive investor and reported its beneficial ownership on a Schedule 13G in October 2006. Pershing Square did not become actively involved with Borders until approximately one year later, at which time a Schedule 13D was filed with Commission.2 Pershing Square does not view its investment in Borders as an “activist” investment akin to those situations where Pershing Square took an active role as a premise to its investment decision. Rather, Pershing Square actively engaged with the company only after a considerable period of passive investment and only after the company began to exhibit significant declines in its business. In that connection, Pershing Square offered financing assistance to Borders on a consensual basis when the company was in need of more liquidity.
Pershing Square has invested in numerous other companies and, as noted in our March 24 letter, not every investment has yielded a positive return to Pershing Square or to shareholders who held at the same time. We note, however, that to the extent the subject company performed poorly and Pershing Square’s investment did not yield a positive return, the negative consequences did not result from actions taken by Pershing Square with respect to the subject company, but rather due to various factors that affect stock

1	Pershing Square beneficially owns 7.4% of the outstanding common stock of General Grown Properties, Inc. (“GGP”). On April 15, 2009, GGP and certain of its subsidiaries filed a voluntary petition to reduce and restructure its debts under Chapter 11 of the United States Bankruptcy Code. In connection with GGP’s Chapter 11 filing, Pershing Square has agreed to provide, subject to the satisfaction of certain conditions, $350 million of debtor-in-possession financing to GGP. Subject to approval by the bankruptcy court, Pershing Square will receive a fee of $15 million and will also receive equity interests in GGP and certain of its subsidiaries upon GGP’s emergence from the Chapter 11 proceedings.

2	Pershing Square was initially a passive investor in Borders but started to play a more active role when Borders’s stock declined substantially in the fall of 2007. In fiscal 2008, Borders completed a financing transaction with Pershing Square, consisting of three components: (i) Pershing Square provided a $42.5 million senior secured term loan facility to Borders, (ii) Pershing Square made an offer to purchase, at Borders’s option, certain of its international businesses at specified prices, (iii) Borders issued Pershing Square warrants to purchase an aggregate of 14.7 million shares of its common stock at an exercise price of $7.00. In March 2009, Borders and Pershing Square extended the maturity date of the term loan facility to April 1, 2010 and issued 100 shares of common stock to Pershing Square at $0.65 per share. Pershing Square has not exercised any of its warrants.

Securities and Exchange Commission
April 29, 2009

performance generally, including the ones that Pershing Square has listed on page 5 of the Amendment. Therefore, we believe that the disclosure as revised addresses the rationale for the Staff’s request for a “balanced discussion” in that the cases disclosed in the proxy statement accurately represent Pershing Square’s track record to date with respect to investments in companies in which it has played an active role. We have revised the disclosure in the proxy statement to clarify this point. See page 5 of the Amendment.
Proposal 1: Determination of the Size of the Board, page 8
9.	We note your response to comment 9 of our letter dated April 17, 2009. You still have not sufficiently supported your belief that Proposal One is “an attempt at preserving the incumbency of existing directors,” as opposed to “a means of attracting and electing the most qualified directors.” It is not clear why a proposal concerning the board’s size would have any bearing on the composition of the board in terms of the qualifications of its members and, even if this was not the case, it is not clear why you are referring to preserving the incumbency of directors when the thirteenth director, if the board’s size is 13, will be your nominee, not an incumbent.
Response: In response to the comment above, we have deleted this statement from the proxy statement. See page 9 of the Amendment.
Definitive Additional Soliciting Materials on Schedule 14A Filed on April 24, 2009
We Believe That Target’s Board Lacks Sufficient Relevant Experience in Retail, Credit Cards, and Real Estate, page 2
10.	We note the following sentences on page 2 of your mailing to shareholders on April 24, 2009: “Beginning August 2, 2007 and in multiple in-person and telephonic meetings thereafter, we endeavored to convince Target to transfer the credit and funding risks associated with its credit card operation to a partnering financial institution. Target instead elected to retain substantially all of the credit risk and more than half of the funding risks associated with this business segment because of its insistence on retaining underwriting control.” (emphasis added) Please provide support for the portion of the excerpt in italics.

Response: The statement above is based on Target’s disclosure in its definitive proxy statement. Target stated that “[o]n May 5, 2008, our Board approved and we announced a transaction providing for the sale by us of an undivided interest in our credit card

Securities and Exchange Commission
April 29, 2009

receivables, representing approximately 47% of the principal amount of our outstanding receivables at the time, to JPMorgan Chase for cash proceeds of approximately $3.6 billion. This transaction with JPMorgan Chase generated significant cash proceeds and, as compared with the transaction suggested by Pershing Square, allowed us to retain much greater control over credit underwriting decisions, the integration of our card program with the strategy of our retail business segment and other management aspects of our credit card business segment.” (emphasis added) (see page 19 of Target’s definitive proxy statement).

The Nominees for Shareholder Choice Are Entirely Independent, page 3

11.	We note your statement on page 3: “Pershing Square has no agreements, understandings, or arrangements with the Nominees for Shareholder Choice, other than they have agreed, if elected, to serve on the board.” In the future when you make this statement, please acknowledge the indemnification agreements with your nominees mentioned on page 12 of your revised preliminary proxy statement filed on April 21.

Response: We acknowledge the Staff’s comments and will make the appropriate disclosure in future filings.
Compare the Nominees for Shareholder Choice with the incumbent Directors, page 3
12.	We note your statement on page 3: “While Ms. Dillon is considered to be independent by the Target board, [you] note that according to Target’s proxy, Target does business with McDonald’s.” Please tell us how Target’s business with McDonald’s would impact any independence standard to which Target is subject. According to page 13 of Target’s definitive proxy statement filed on April 21, “Target’s purchases from McDonald’s amounted to less than ..01% of McDonald’s revenue in each of the past three fiscal years.” The same comment applies to similar statements you make concerning Mr. Kovacevich’s independence and Mr. Tamke’s independence.
Response: The statement cited above and the other statements regarding Mr. Kovacevich and Mr. Tamke are statements of fact based on Target’s disclosure in its proxy statement. Pershing Square did not suggest (nor do we believe that the language reflects) that Target’s business with McDonald’s, Wells Fargo or Clayton Dubilier would prevent the board of directors from finding that the named directors are independent under (for example) New York Stock Exchange standards. Rather, Pershing Square intended to

Securities and Exchange Commission
April 29, 2009

highlight the fact that in terms of the degree of independence, while Target’s nominees have commercial relationships with Target through their employers or the companies they control, none of the Nominees for Shareholder Choice have any commercial relationship with Target. To avoid any potential for confusion, however, Pershing Square will modify its description of the business relationships of the incumbent nominees in future materials.

13.	We note your statement on page 5: “Despite what you have heard from Target about Pershing Square ‘favoring risk taking’ because we own Target stock options, we note that Target’s management and the board have a greater percentage of their ownership in derivatives than Pershing Square.” (emphasis in original) In the future, please distinguish and further clarify the difference between cash-settled call options from stock-settled call options.

Response: We acknowledge the Staff’s comments and will make the appropriate disclosure in future filings.

14.	We note on page 7 of your comparison of Target’s board election to a “Third World” election in which an incumbent president “could spend an unlimited amount of taxpayers’ money without their consent to reelect himself term after term.” You further refer to the costs associated with the solicitation and imply that Target would engage in similar practices. In the future, please refrain from making such comparative statements without acknowledging the legal constraints imposed on the Board that would prevent it from engaging in such practices.

Response: We acknowledge the Staff’s comments and will make the appropriate disclosure in future filings.
* * * * *

Securities and Exchange Commission
April 29, 2009

     Please do not hesitate to contact the undersigned at the number above with any questions or comments you may have regarding this submission.
Sincerely,
/s/ Andrew E. Nagel
Andrew E. Nagel

cc:	Alexandra M. Ledbetter
Mara L. Ransom
Melissa Campbell Duru
Division of Corporate Finance
Securities and Exchange Commission

Roy J. Katzovicz
Pershing Square Capital Management, L.P.

Stephen Fraidin
Kirkland & Ellis LLP
Enclosures

Exhibit A
0 Target: A Leading Owner of Retail Real Estate in the US Target currently owns approximately 213mm square feet of retail real estate square footage (1), more than any other publicly-traded retail real estate company in the U.S. today (1) Includes owned and combined retail square footage. Excludes leased retail square footage and owned distribution centers square footage (2) Based on the latest company filings (3) Includes consolidated and unconsolidated GLA for the company (4) Based on U.S. properties square footage which the company owns. Excludes international properties square footage (5) Includes square footage of properties which the company owns or has a majority and minority ownership interest (6) Based on pro rata share of GLA in shopping center portfolio (7) Includes total square footage of the anchors (whether owned or leased by the anchor) and mall stores. Excludes future expansion areas (8) Based on actual pro rata ownership of joint venture assets and excluding developments and redevelopments in process and scheduled to commence in 2009 (9) Based on wholly-owned and pro rata share of co-investment partnerships. Represents GLA including anchor-owned stores (10) Based on retail GLA owned by the company (11) Includes owned GLA on consolidated and unconsolidated properties